

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Yang Gui
Chief Executive Officer
Ecomat Inc
40 Wall Street, 28th Floor
New York, NY 10005

> **Re: Ecomat Inc**
> **Current Report on Form 8-K**
> **Filed January 12, 2021**
> **File No. 000-21613**

Dear Ms. Gui:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Current Report on Form 8-K filed January 12, 2021

Item 2.01. Completion of Acquisition or Disposition of Assets, page 1

1. Based on your Form 10-Q for the fiscal quarter ended September 30, 2020, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transactions described in the Form 8-K. In this regard, we note that you have checked the box on the cover of Form 10-Q indicating that you are a shell company, and as of September 30, 2020, you had no assets and no or nominal operations. Please provide us with your analysis of whether the transactions described in the Form 8-K resulted in a change in your shell company status. If they did, please amend the Form 8-K to include the disclosure required by Items 2.01(f) and 5.06 of Form 8-K, including the financial statements required by Item 9.01(a) and (b) of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li